Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-223555-01 and 333-223555

Prospectus Supplement (To Prospectus Supplement dated November 10, 2020)

(To Prospectus dated March 9, 2018)

Carnival Corporation

Up to $1,500,000,000 of Common Stock

This Supplement (the “Supplement”) supplements the prospectus supplement dated November 10, 2020 (the “Original Prospectus Supplement”). You should carefully read the Original Prospectus Supplement, the prospectus dated March 9, 2018 as supplemented by this Supplement and the Original Prospectus Supplement, and the documents incorporated by reference therein. Capitalized terms used and not otherwise defined in this Supplement have the meanings set forth in the Original Prospectus Supplement. To the extent inconsistent with the Original Prospectus Supplement, the information in this Supplement supersedes the information contained in the Original Prospectus Supplement. Information contained in the Original Prospectus Supplement and not addressed in this Supplement remains unchanged.

As set forth in the Original Prospectus Supplement, we have entered into an equity distribution agreement with the financial institutions named in the Original Prospectus Supplement relating to the offer and sale from time to time of shares of common stock offered pursuant to a continuous offering program. On November 12, 2020, we entered into a joinder agreement with the financial institutions named below amending the equity distribution agreement. Pursuant to the joinder agreement and in accordance with the terms of the equity distribution agreement, BNP Paribas Securities Corp., Citigroup Global Markets Inc., BofA Securities, Inc., Barclays Capital Inc., HSBC Securities (USA) Inc., Intesa Sanpaolo IMI Securities Corp., Mizuho Securities USA LLC, Raymond James & Associates, Inc., Santander Investment Securities Inc., SMBC Nikko Securities America, Inc., Deutsche Bank Securities Inc., DZ Financial Markets LLC, PNC Capital Markets LLC and Siebert Williams Shank & Co., LLC, in addition to the original sales agents named in the Original Prospectus Supplement, may act as sales agent on our behalf or purchase shares of our common stock as principal. Accordingly, the joinder agreement amended all references to the “sales agents” in the equity distribution agreement to include BNP Paribas Securities Corp., Citigroup Global Markets Inc., BofA Securities, Inc., Barclays Capital Inc., HSBC Securities (USA) Inc., Intesa Sanpaolo IMI Securities Corp., Mizuho Securities USA LLC, Raymond James & Associates, Inc., Santander Investment Securities Inc., SMBC Nikko Securities America, Inc., Deutsche Bank Securities Inc., DZ Financial Markets LLC, PNC Capital Markets LLC and Siebert Williams Shank & Co., LLC in addition to the original sales agents. We will pay the sales agents an aggregate commission of up to 1.09% of the gross sales price per share of common stock under the equity distribution agreement. The other material terms of the equity distribution agreement remained unchanged.

As a result of the events described above, all references to a “sales agent” or the “sales agents” in the Original Prospectus Supplement are hereby amended and restated to mean J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., BofA Securities, Inc., Barclays Capital Inc., HSBC Securities (USA) Inc., Intesa Sanpaolo IMI Securities Corp., Mizuho Securities USA LLC, Raymond James & Associates, Inc., Santander Investment Securities Inc., SMBC Nikko Securities America, Inc., Deutsche Bank Securities Inc., DZ Financial Markets LLC, PNC Capital Markets LLC and Siebert Williams Shank & Co., LLC and all references to the “equity distribution agreement” in the Original Prospectus Supplement are hereby amended and restated to mean the equity distribution agreement, as amended to date, including by the joinder agreement.

In addition, the sales agents and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the sales agents and their respective affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings with us and our affiliates. In particular, certain of the sales agents or their affiliates are bookrunners, arrangers and/or lenders under the Secured Term Loan Facility and the Revolving Facility. Certain of the sales agents or their affiliates are lenders under our bilateral credit facilities. Affiliates of some of the sales agents act as dealers in our commercial paper program. In addition, Arnold W. Donald, our President and Chief Executive Officer, sits on the Board of Directors of Bank of America Corporation.

Investing in our common stock involves risks. See the “Risk Factors” sections beginning on page S-12 of the Original Prospectus Supplement and page 2 of the prospectus accompanying the Original Prospectus Supplement, as well as the “Risk Factors” section in our Annual Report as filed on March 31, 2020 and as further updated by our Quarterly Reports as filed on April 3, 2020, July 10, 2020 and October 8, 2020 for important factors you should consider before deciding to invest in our common stock.

Neither the Securities and Exchange Commission, nor any state or foreign securities commission, has approved or disapproved of these securities or determined if this Supplement, the Original Prospectus Supplement or the prospectus accompanying the Original Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Goldman Sachs & Co. LLC
BNP PARIBAS	Citigroup
BofA Securities	Barclays	HSBC	IMI – Intesa Sanpaolo
Mizuho Securities	Raymond James	Santander	SMBC Nikko
Deutsche Bank Securities	DZ Financial Markets LLC	PNC Capital Markets LLC	Siebert Williams Shank

Prospectus Supplement dated November 12, 2020